                                    SUPPLEMENT TO
                              OFFER TO PURCHASE FOR CASH
                  UP TO 4,000 UNITS OF LIMITED PARTNERSHIP INTEREST
                                          OF
                          PAINEWEBBER R&D PARTNERS II, L.P.
                                          AT
                                 $3,650 NET PER UNIT
                                          BY
                                 BIOROYALTIES, L.L.C.

    The following information amends and supplements the Offer to Purchase dated August 15, 1997 of BioRoyalties, L.L.C., a Delaware limited liability company (the "Purchaser" or "Bioroyalties"), on behalf of Pharmaceutical Royalties, L.L.C., a Delaware limited liability company, and Pharmaceutical Royalty Investments Ltd., a Bermuda company (collectively the "Funds"), and on behalf of Pharmaceutical Partners, L.L.C., to purchase up to 4,000 units of limited partnership interest (the "Units") in PaineWebber R&D Partners II, L.P., a Delaware limited partnership (the "Partnership"), for cash consideration per Unit of $3,650, upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement, and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). Except as set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase and Letter of Transmittal remain applicable in all respects to the Offer. Capitalized terms used but not defined in this Supplement have the meanings assigned in the Offer to Purchase.

RISK FACTORS

  - Although the Purchaser cannot predict the future value of the Partnership's assets or future trading prices of the Units, the Purchase Price could differ significantly from the proceeds that would be realized by holding the Units for the entire life of the expected payment stream of the Partnership's main asset. The Manager has stated that it estimates the fair value of a Unit to be between $5,555 and $6,955, and the Purchaser has offered $3,650 per Unit. The Manager's valuation is a range of estimates based on assumptions that have not been made available to you or the Purchaser and that may or may not prove to be true. The General Partner has stated that "[it] and the Partnership are unable to provide any assurance that the actual value that may be realized by the Partnership or any limited partner would be as indicated by such range of values."

  - The Purchaser is making the Offer with a view to making a profit. Accordingly, there may be a conflict between the desire of the Purchaser to acquire the Units at the Purchase Price and the value of the payment stream. There can be no assurance that the Purchase Price will be more or less than such value.

  - No independent person has been retained by the Purchaser or any of its affiliates to value or make any appraisal of the Units or to render any opinion with respect to the fairness of the Purchase Price and no representation is made with respect to the fairness of the Purchase Price.

  - Although there are limited resale mechanisms available to Holders through partnership matching services, there is no formal trading market for the Units. According to the General Partner, "[t]he Units are illiquid, so there is no efficient trading market for the Units [and]the prices that may be realized by a seller in such market . . . have historically been and may be lower than the price [the Purchaser] is offering." The Offer provides each Holder the opportunity to liquidate his or her

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                                    -2-

    investment in the Partnership without transfer fees and transaction costs generally incurred in secondary market sales (which can range from 5% to 8.75% of the sale price).

  - At year-end 1996, a limited partner who has held Units since the inception of the Partnership (an "Original Holder") has incurred cumulative net passive activity losses of approximately $5,882 per Unit. The sale of Unit(s) by an Original Holder that has not already used these losses in prior years to offset passive activity income from other investments may enable such holder to use the losses this year to the extent such sale is a "complete disposition" of such holder's Unit(s). As a result, the gain from the sale ($3,650 per Unit, in the case of an Original Holder or holder with zero basis in the Units) may be entirely offset and therefore not taxed. In addition, the remaining passive activity loss for such limited partner (approximately $2,232 per Unit, in the case of an Original Holder or holder with zero basis in the Units) may be used to offset other income. However, such offsets would not be available to an Original Holder who has previously used such losses to offset other income.


    BIOROYALTIES IS NOT MAKING ANY REPRESENTATION OR EXPRESSING ANY OPINION
    AS TO THE TAX CONSEQUENCES OF SELLING UNITS. ACTUAL TAX CONSEQUENCES WILL DEPEND ON EACH HOLDER'S PARTICULAR TAX SITUATION, INCLUDING, BUT NOT LIMITED TO, THE LENGTH OF TIME THE HOLDER HAS HELD THE UNITS AND THE HOLDER'S STATUS AS A U.S. TAX RESIDENT. EACH HOLDER IS STRONGLY URGED TO CONSULT HIS OR HER TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THIS OFFER.


    According to a Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 filed by the Partnership, 8,257 Units were issued and outstanding. The Offer is subject to proration if more than 4,000 units are tendered. The Purchaser is amending the Offer to limit the number of units which it is offering to purchase because, as stated in the Partnership's Schedule 14D-9 with respect to the Offer, the General Partner cannot consent to any sale of Units in the Offer aggregating more than 4,084.5 Units, or 49.47% of the outstanding Units. See Section 2 of the Offer.

    The Expiration Date of the Offer is hereby amended so that the Offer will expire at 12:00 Midnight, Eastern Standard time, on October 7, 1997.

    The Offer is conditioned upon, among other things, Purchaser being satisfied, in its reasonable discretion prior to the Expiration Date, that, upon purchase of Units pursuant to the Offer, it, the Funds and/or their nominee will have full rights to ownership as to all such Units and that the General Partner will consent to it, the Funds or their nominee becoming assignees of the purchased Units and a substitute limited partner with respect to all such Units. The Offer is also subject to certain other conditions contained in the Offer to Purchase. See Sections 2 and 14 of the Offer.

    Purchaser determined the Purchase Price by dividing the sum of (i) Purchaser's own estimate of the present value of future cash flows that may be derived from the Partnership's holdings and (ii) Purchaser's own estimate of the current market value of the Partnership's marketable securities, by the number of Units outstanding. In addition, the Purchaser compared the Purchase Price to the recent trading prices for the small number of Units that have been sold through partnership matching services. All of the information considered by the Purchaser in determining the Purchase Price is publicly available.

    The principal assets of the Partnership are rights to receive contingent payments based on sales of one pharmaceutical product in which the Partnership has a direct interest and sales of a pharmaceutical product and medical device in which the Partnership has an indirect interest through investments in the limited partnerships that have such payment rights. The Partnership also has cash and marketable securities, as well as warrants to purchase shares of publicly traded companies, the values of which were estimated by the Purchaser to be approximately the market value in the case of cash and marketable securities and the intrinsic value, less a 20% discount for illiquidity, in the case of warrants for which there is no public market.

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                                    -3-

    The Purchaser believes the most valuable asset of the Partnership is its right to receive payments through 2007 based on sales of ReoPro, a product developed by Centocor Inc. and marketed by Eli Lilly & Co. In addition to the expected future payments derived from the sale of ReoPro, the Purchaser estimated the amount of payments that may be paid to the Partnership pursuant to a proposed settlement of litigation between the Partnership and Centocor regarding the basis of calculating payments owed to the Partnership. Purchaser also considered the risks inherent in these future cash flows, including (i) the dependence on the sales of a single product and (ii) the absence of any market for the asset or for the Partnership units. Based on this analysis, the Purchaser estimated the value of the Partnership's interest in ReoPro to be approximately $25.0 million.

    One of the Partnership's indirect investments is its limited partnership interest in Genzyme Development Partners, L.P. ("GDP"), which entitles it to receive profits from a joint venture that manufactures and markets Seprafilm, a medical device. Since Seprafilm's introduction in 1995, no sales have been reported in Genzyme's publicly available financial statements. Genzyme has publicly stated that there will be no distributions resulting from Seprafilm in 1997 and that the joint venture is not producing any profits. Genzyme has an option to purchase the limited partnership interest for a lump sum payment and payments based on the future sale of Seprafilm. Purchaser believes that there is a significant risk that Genzyme will not exercise this purchase option. As a result, the Purchaser placed a nominal value of $1.0 million on the Partnership's limited partnership interest in GDP.

    The Partnership's other indirect investment is its limited partnership interest in Synergen Clinical Partners, L.P. ("SCP") which funded the research and development for IL-1ra, a drug in phase II clinical testing for rheumatoid arthritis. SCP is involved in class action litigation for which a settlement has been proposed. This settlement would result in the liquidation of the Partnership's interest in SCP, and the Purchaser has valued the Partnership's limited partnership interest in SCP at $1.4 million, which is its proportionate interest of the cash component of the proposed settlement proceeds.

    The Purchaser's $30.0 million valuation of the Partnership's assets at June 30, 1997 can be summarized as follows:


          ASSET                                   PURCHASER'S ESTIMATE OF
                                                    VALUE (IN MILLIONS)

     Cash and Equivalents                              $  1.1
     Equity Securities                                    0.1
     Warrants                                             1.4
     ReoPro Contingent Payment Rights                    25.0
     Genzyme Clinical Partners, L.P. interest             1.0
     Synergen Clinical Partners, L.P. interest            1.4
                                                       ------
                                             Total     $ 30.0
                                                       ------
                                                       ------
                                            Per Unit   $3,633

   The value of $30.0 million represents $3,633 per Unit based on the 8,257 Units reported outstanding. Purchaser rounded $3,633 to $3,650 to arrive at the Purchase Price. The May/June, 1997 issue of the Partnership Spectrum, an independent third-party industry publication that tracks recent trades in certain limited partnership interests, indicates that 3.0 Units traded in the period April 1, 1997 through May 31, 1997 at prices between $2,200 and $2,301.38 per Unit, with a weighted average of $2,267.58 per Unit.

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                                    -4-

    No third party was retained by the Purchaser to value the Units or to render any fairness opinion with respect to the Purchase Price. No representation is made as to the fairness of the Purchase Price. No other valuation analysis was performed or used, including any liquidation value or net asset value analysis.

    The Introduction of the Offer is hereby amended by inserting the following paragraph in place of the fifth paragraph:

    INTRODUCTION

    The Offer is conditioned upon, among other things, Purchaser being satisfied, prior to the Expiration Date, in its reasonable discretion, that, upon purchase of the Units pursuant to the Offer, it, the Funds and/or their nominee will have full rights to ownership as to all such Units and that the General Partner will consent to it, the Funds or their nominee becoming assignees of the purchased Units and a substitute limited partner with respect to all such Units. The Offer is also subject to certain other conditions contained in the Offer to Purchase. See Sections 2 and 14.

    Section 2 of the Offer to Purchase is hereby amended by inserting the following paragraphs in place of the current first, second and third paragraphs:

2.  ACCEPTANCE FOR PAYMENT AND PAYMENT

    If more than 4,000 Units are validly tendered on or prior to the Expiration Date and not properly withdrawn on or prior to the Expiration Date, the Purchaser will only accept for payment, upon the terms and subject to the conditions of the Offer, and pay for an aggregate of 4,000 Units so tendered, pro rata according to the number of Units validly tendered and not properly withdrawn on or prior to the Expiration Date, with appropriate adjustments to avoid purchases in fractions of other than half Units. If the number of Units validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 4,000 Units, the Purchaser will purchase all Units so tendered and not properly withdrawn, upon the terms and subject to the conditions of the Offer.

    In the event that proration is required, the Purchaser will promptly announce the final results of such proration after the Expiration Date.

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment (and thereby purchase) and pay for all Units which are validly tendered (and not properly withdrawn) prior to the Expiration Date, promptly following the Expiration Date. Subject to the applicable rules of the Commission, including Rule 14e-1(c), Purchaser expressly reserves the right to delay acceptance for payment of or payment for Units pending receipt of any regulatory approval specified in Section 15 or in order to comply, in whole or in part, with any other applicable law or government regulation. See Sections 14 and 15.

    Section 3 of the Offer to Purchase is hereby amended by restating the following paragraphs:

3.  PROCEDURE FOR TENDERING UNITS

    DETERMINATION OF VALIDITY. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to any of the procedures described above will be determined by Purchaser in its reasonable discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders of Units determined not to be in proper form or the acceptance of or payment for which may, in the opinion of counsel, be unlawful and reserves the absolute right to waive any defect or irregularity in any tender of Units. Purchaser also reserves the absolute right to waive or amend any or all of the conditions of the Offer prior to the Expiration Date. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and its instructions) will be final and binding

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                                    -5-

on all parties. No tender of Units will be deemed to have been validly made, until all defects and irregularities have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

    APPOINTMENT AS PROXY. By executing and delivering the Letter of Transmittal, a tendering Holder irrevocably appoints designees of Purchaser as his or her attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of the Holder's rights with respect to the Units (and with respect to any and all other securities issued or issuable in respect of such Units on or after the date hereof) tendered by the Holder. All such powers of attorney and proxies will be considered coupled with an interest in the tendered Units and all prior powers of attorney and proxies given by the Holder with respect to the Units will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will not be deemed effective) by the Holder. Designees of Purchaser will be empowered to exercise all voting and other rights of the Holder with respect to such Units as they in their reasonable discretion may deem proper, including, without limitation, in respect of any annual or special meeting of the Holders, or any adjournment or postponement of any such meeting, or in connection with any action by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Units to be validly tendered, immediately upon Purchaser's acceptance for payment of the Units, Purchaser must be able to exercise full voting and other rights with respect to the Units.

    Section 4 of the Offer to Purchase is hereby amended by inserting the following paragraph in place of the third paragraph:

4.  WITHDRAWAL RIGHTS

    For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover or this Offer to Purchase. Any such notice of withdrawal must specify the name of the persons who tendered the Units to be withdrawn, the number of Units to be withdrawn and the name of the registered Holder, if different from that of the person who tendered the Units. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding on all parties. No withdrawal of Units will be deemed to have been made properly until all defects and irregularities have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failing to give such notification.

    Section 14 of the Offer to Purchase is hereby amended by inserting the following paragraphs in place of the first, fifth and last paragraphs:

14. CERTAIN CONDITIONS OF THE OFFER

    Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any application rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Units promptly after expiration or termination of the Offer), to pay for any Units tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Units tendered, and may amend or terminate the Offer if, (i) Purchaser is not satisfied, prior to the Expiration Date, in its reasonable discretion, that, upon purchase of the Units pursuant to the Offer, it and/or its nominee will have full rights to ownership as to all such Units and that it or its nominee will become assignees of the purchased Units and a substitute limited partner with respect to all such Units, (ii) all material regulatory and related approvals have not been obtained or made on terms reasonably satisfactory to Purchaser prior

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                                    -6-

to the Expiration Date, or (iii) at any time prior to the Expiration Date any of the following events shall occur or shall be deemed by Purchaser to have occurred:

    (D) Any change (or any development involving a prospective change) shall have occurred or be threatened in the business, financial condition, results of operations, or prospects of the Partnership which, in the reasonable discretion of the Purchaser, is, or may be, materially adverse to the Partnership, or the Purchaser shall become aware of any fact (including without limitation any such change or development) which, in the reasonable judgment of the Purchaser, has, or may have, materially adverse significance with respect to the Partnership;

    The foregoing conditions are for the sole benefit of Purchaser and its affiliates and may be asserted by Purchaser regardless of the circumstances (other than any action or inaction by Parent, Purchaser or any of their affiliates) giving rise to any such condition or may be waived by Purchaser, in whole or in part, from time to time prior to the Expiration Date in its reasonable discretion. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time. Any reasonable determination by Purchaser concerning any of the events described herein shall be final and binding.

September 24, 1997                                      BIOROYALTIES, L.L.C.
                                            PHARMACEUTICAL ROYALTIES, L.L.C.
                                     PHARMACEUTICAL ROYALTY INVESTMENTS LTD.
                                             PHARMACEUTICAL PARTNERS, L.L.C.